

ideas taking shape

MEMRY

2004 Annual Report

company profile

Memry Corporation provides design support, engineering, development and manufacturing services to the medical device and other industries using the Company's proprietary shape memory alloy technologies. Medical device products include stent components, catheter components, guidewires, laparoscopic surgical sub-assemblies and orthopædic instruments. The Company's commercial and industrial businesses produce semi-finished materials and components.

our mission

To be the leading provider of critical value-added and proprietary products and services for the medical device industry.


MEMRY
MEMRY

table of contents

financial highlights

The following table sets forth selected consolidated financial data with respect to the Company for each of the five years in the period ended on June 30, 2004, which were derived from the audited consolidated financial statements of the Company and should be read in conjunction therewith.

Fiscal Year Ended June 30,	2004	2003	2002	2001	2000
(In thousands of dollars, except per share data)					
Statement of Income Data					
Revenues	$34,492	$34,007	$32,895	$29,913	$26,996
Net income (loss)	2,378	8,828	3,783	(4,689)	1,109
Earnings (loss) per share:					
Basic	0.06	0.35	0.16	(0.21)	0.05
Diluted	0.09	0.34	0.15	(0.21)	0.05
Balance Sheet Data					
Total assets	32,988	30,127	22,188	19,053	22,543
Long-term debt including current maturities	1,479	1,892	2,008	3,119	5,609
Stockholders' equity	28,224	25,648	16,620	11,130	12,100

The following table sets forth selected quarterly unaudited consolidated financial data for the years ended June 30, 2004 and June 30, 2003.

Selected Quarterly Financial Data (unaudited)	Q1	Q2	Q3	Q4	Year
(In thousands of dollars, except per share data)					
Net sales					
FY2004	$ 8,159	$ 8,104	$ 8,571	$ 9,658	$34,492
FY2003	8,896	9,395	8,460	7,256	34,007
Gross profit					
FY2004	3,459	2,932	3,411	4,008	13,810
FY2003	3,140	3,273	2,726	2,260	11,399
Net income (loss)					
FY2004	497	228	365	1,288	2,378
FY2003	798	7,717	277	37	8,828
Basic earnings (loss) per share					
FY2004	0.02	0.01	0.01	0.05	0.09
FY2003	0.03	0.30	0.01	0.00	0.35
Diluted earnings (loss) per share					
FY2004	0.02	0.01	0.01	0.05	0.09
FY2003	0.03	0.30	0.01	0.00	0.34

Memry Corporation reported total revenues for fiscal year 2004 of $34.5 million, an increase of 1.3% over $34.0 million in fiscal year 2003. Net income was $2.4 million or $.09 per diluted share and $.06 per basic share compared with net income of $8.8 million or $0.35 per basic share and $0.34 per diluted share in the previous year. Net operating income improved 49.7%.

Although the year began on a difficult note, we finished fiscal year 2004 with the trend lines strongly in our favor. The fourth quarter produced record revenue of $9.7 million and net income of $1.3 million or $0.05 per share. This included a $350,000 R&D tax credit.

In July, immediately after the close of the fiscal year, we signed a letter of intent to acquire Putnam Plastics Corporation. This proposed acquisition, which is scheduled to be completed before the end of calendar year 2004, will significantly transform our Company and substantially boost our financial results in the years ahead. Putnam is one of the nation's leading specialty polymer extrusion companies serving the medical device and other high-technology industries. Its primary products are complex multi-lumen, multi-layer extrusions used for guidewires, catheter shafts, delivery systems and various other interventional medical procedures that will substantially strengthen our product mix and enhance our ability to market to the medical device community. Putnam is particularly well known for its ability to manufacture to extremely tight tolerances.

Early in the fiscal year, we were impacted by reduced shipments of wire-based and tube-based medical stent components used in Abdominal Aortic Aneurysm (AAA) procedures. These reductions were attributed to inventory adjustments made by one of our largest medical device customers and to the delay of a product launch by that same customer. This hurt our revenues stream and resulted in decreased revenues in the first two quarters and marginally higher revenues in the third quarter.

However, we made important progress in other critical areas including broadening our customer base and improving our manufacturing yields. We landed a number of important new customers. We recorded excellent gains in manufacturing efficiency with greatly improved yields in all product lines. Gross profit from product sales rose to 40% from 34% a year ago. Manufacturing costs dropped 8.5% from $22.6 million in fiscal year 2003 to $20.7 million in fiscal year 2004 due to comprehensive process improvements resulting in a significant reduction of scrap and other material variances. We also substantially strengthened our balance sheet, with increases in cash and total current assets, resulting in a year-end working capital position of $16.9 million.

In summary, we emerged from a difficult fiscal year 2004 stronger and more competitive than ever. We finished the year with a renewed effort to build our sales in the international markets to take advantage of the growing global demand for Nitinol components. We added the position of European Commercial Director to strengthen Memry's sales presence throughout most of the European continent. We also began taking steps to enhance our presence in Asia.

We were certified by the International Organization of Standards for ISO 9001:2000 in a successful transition from ISO 9001:1994. The updated standard establishes a management system recognized throughout the international community as an acceptable method to assess an organization's ability to meet customer, regulatory and internal requirements. In addition, Memry's two manufacturing facilities also became FDA-registered, further enhancing our suitability as a preferred manufacturer for our OEM customers.

We revised our website, www.memry.com, to highlight our competencies as a manufacturer of medical device components and industrial materials for commercial applications. We believe it is the most complete Nitinol capabilities primer on the Internet, offering detailed information for customers, engineers and researchers about Memry's technologies. The website upgrade immediately increased the number of new customers visiting the site and yielded a far greater number of requests for project quotations.

Dr. Edwin Snape was elected Chairman of the Company's Board of Directors. Robert Belcher, Senior Vice President, Chief Financial Officer and Corporate Secretary of Memry Corp., Michel de Beaumont, Co-founder and Director of American Equities Overseas (UK) Ltd., a private securities brokerage and corporate finance firm, and Francois Marchal, Director of Didot-Bottin, and Director, General Administrator and Partner of Aval Fund Management Guernsey Ltd. and Compagnie Financiere Aval S. A., a fund management entity managing private and institutional capital in continental Europe, were elected as Directors to the Company's board. These additions strengthened our board in a number of important ways.

We head into 2005 with positive momentum. We are propelled by a record number of customers, the strongest balance sheet in our history, greatly enhanced manufacturing efficiency, a productive and highly focused management team, a strong pipeline of interesting products, and potential new customers and powerful capabilities that enable us to compete effectively in an increasingly competitive environment. We will benefit from our substantial assets in people, process, intellectual property and capital.

Our original objective was to become a world leader in developing and processing shape memory materials with high quality and significant user value. With the acquisition of Putnam Plastics, we have taken a highly significant step forward in further broadening our original core objective to help us become one of the world's leading technology-based solution providers for the emerging medical device marketplace of the future. This report is focused on our process for shaping great ideas into great products using shape memory alloys and other advanced materials. The process starts with the needs of a customer and involves working closely with that customer to design and engineer solutions. We strive to constantly improve yields and provide the highest levels of customer service. Ultimately, it's about creating and manufacturing products that will have a positive impact on people's lives.

All of this is possible because of our wealth of gifted employees and outstanding executives. Much of our progress this past year must be credited to the excellent work of Dean J. Tulumaris, who played a key role in improving our manufacturing yields and was promoted to Chief Operating Officer; Philippe Poncet, our Vice President of Business Development, who played such an integral role in creating exciting new corporate opportunities; and Tom Rainey, our Vice President of Sales and Marketing, who did a great job in expanding our customer base. Last but not least, I want to thank Ed Snape for taking on the role of Board Chairman, and providing valuable assistance to me and the entire management team as we forge new alliances designed to enhance shareholder value.

I also want to thank our loyal shareholders who provided us with the support we needed during this past year. We are continuously striving to build a successful growth Company that will generate greater shareholder value.

James Binch
Chief Executive Officer

September 30, 2004



Robert Belcher
Chief Financial Officer

James G. Binch
Chief Executive Officer

Philippe Poncet
VP Business Development

Tom Rainey
VP Sales & Marketing

Marcy Macdonald, Esq.
VP Human Resources

Dr. Ming H. Wu
VP Office of Technology

Dean J. Tulumaris
Chief Operating Officer

Memry's team of specialists provide design support and consultation to a wide range of medical and non-medical partners.



shaping ideas

Memry Corporation has long believed that ideas are the platform upon which innovation is built. The respect and value with which we care for our customers' ideas and concepts are reflected not just in the number of devices and products we have helped bring to market through our close involvement and the added value of Nitinol technology, but also through the collective intellectual capital within our organization that serves our customers' design needs. As one of the pioneers in Shape Memory Alloy manufacturing, Memry has leveraged its proprietary technologies into leading positions in a broad range of established as well as higher-growth markets. Our history of contribution to applications spans across numerous medical specialties, ranging from minimally invasive surgery to endoluminal, catheter-based procedures and stenting. This speaks to the capabilities we offer to our customers and to the subsequent value we have provided shareholders.

The principal force that enables Memry to provide unparalleled creative solutions to our customers is an integrated process of consultation, creativity, engineering development and manufacturing that helps shape our clients' ideas into life-enhancing products. Our customers have come to regard Memry as the single source provider for Nitinol-based solutions, and as an integral partner in the development of products that will enhance their business and ultimately improve the lives of their patients.

As the world's leading provider of Nitinol and associated enabling technologies, Memry Corporation is at the forefront of the design and innovation process for those seeking ways to manifest our proprietary technologies. From innovative and leading-edge physicians thinking of starting their own companies, to small startups and large device companies in need of new products to grow their business, the idea stream inspired by Memry's capabilities flows from a variety of sources. In the past year alone, we worked on new projects with more than 80 companies, of which a majority were working with Memry Corporation for the first time. The diversity of applications associated with our small companies' business mix affords us a broad foundation for potential growth into new applications and new markets.

Along with its biocompatibility, the competitive advantage of Nitinol compared to other shape memory alloys in the marketplace today is its unique ability to be bent, twisted or deformed and then returned to an original shape with up to ten times greater elasticity than other conventional metals. Whether they are diagnostic, therapeutic or simply accessory devices, Nitinol's properties are an invaluable characteristic in increasingly smaller and intricate medical products such as stents, specialty guidewires, various catheter-based devices, and multiple other applications. Our products also retain another competitive advantage in the marketplace through the added value of our Design Application Teams. These dedicated product development teams are assigned to each new customer development concept. These Design Application Teams are the critical component in assuming stewardship of the most valued asset a customer can trust to Memry Corporation: their ideas.

Our culture demands an active partnership with customers at all stages of a product life cycle, from design and development to volume manufacturing. Our future will continue to be shaped by our ability to connect with customers, our ability to shape their ideas into profitable and successful devices, and our continuing commitment to shaping the future of shape memory alloy technology and Nitinol in existing commercial, industrial and medical applications, as well as in emerging and yet-to-be-developed platforms.

Memry's processing expertise continues to boost operational efficiency while creating novel solutions for customers around the world. We strive for continuous improvement in our manufacturing processes through initiatives in such areas as Employee Education and Development, constant process review and investment in state-of-the-art laser cutting devices. Other equipment and tools are aimed at producing the highest possible yields, more effective manufacturing and better customer service. We have developed processes for automated high-speed forming of materials, with effective quality control and accelerated production times.

The improvement initiatives undertaken in operations have better positioned Memry to respond more rapidly than ever to our customers. Overall, our manufacturing process improvement efforts enabled us to record excellent gains in manufacturing efficiency with substantially improved yields in all product lines. For the year, manufacturing costs decreased 8.5%, from $22.6 million in fiscal year 2003 to $20.7 million in fiscal year 2004. The decrease was primarily due to productivity improvements in the form of higher yields and the resultant reduction in scrap, primarily in tube manufacturing and processing in our West Coast facility. We also realized excellent yield improvements in our East Coast manufacturing facility. As a result, gross profit from product sales for the year rose to 40.0% from 33.5% in fiscal year 2003. By improving our process capabilities significantly over the past year, we've continued to keep our costs competitive. This translates into an industry-leading ability to manufacture high volumes of sophisticated tubing, components, wire and assemblies, which supports our efforts to simplify and streamline our supply chain. Memry is the world's leading producer of high-quality Nitinol tube. We offer our customers multi-sized tubing that sets the industry concentricity standard, tighter tolerances and a greater range of sizes with thinner walls and improved surface finishes. Our world-class laser capabilities have strengthened our competitive advantages in numerous stent platforms. Significant efforts and resources have been focused on developing skills in the areas of coating, micro-scale componentry, material modification and surface modification. We continue to broaden our core capabilities in an effort to create ever-higher barriers to entry, and to offer our customers a vertically integrated supply chain, which ultimately enables Memry Corporation to offer our customers what they need, everywhere they need us to be.

Our manufacturing process currently allows us to fabricate peripheral stents and devices for carotid, iliac and renal uses, electrophysiology devices, catheters and guidewires for coronary uses, bone reamers and replacement products in orthopædic applications, and stents and guidewires for neurological applications and urology markets.

Another significant asset is our extensive intellectual property portfolio, consisting of a substantial list of process patents covering skill sets such as metal forming and shaping and laser processing. We actively maintain collaborative efforts with leading universities and scientists working on material chemistry research, devising practical application methods that will facilitate commercialization of Flexium, and developing new processes for next-generation tube manufacturing technology.



Memry's investment in the future of our medical partners' success is demonstrated through the healthy recoveries of thousands of cardiovascular patients worldwide.



shaping lives

Memry is a company with unique capabilities to help our customers create and produce products that will save and improve lives. By helping our customers bring innovative new products into the marketplace and helping them create new markets, we continue to expand Memry's global impact.

Our primary emphasis has been on the peripheral stent area of the medical device industry but we continue to develop expertise in neurological and orthopædic markets, particularly embolic protection, as well as spine and fracture repair. We believe our efforts are leading toward important new products in these areas as we position our Company to be a guide for our key partners in their quest for competitive, state-of-the-art, FDA-approved products.

Memry's pending partnership with Putnam Plastics and its recent investment in biological coatings for stent devices indicate a continued commitment to provide service and support into a greater array of medical arenas, widening Memry's reach and ability to continue to effect a change in people's lives. Becoming more involved in a greater number of steps in the manufacturing process, including coating of stents fabricated by Memry and assembling devices requiring both Nitinol and polymer components, makes Memry a much more desirable partner during all facets of the development period.

Throughout fiscal 2004, Memry invested development time and effort pursuing quotation requests from over 60 potential medical partners ranging widely in size and medical application. These requests came from partners developing new technologies in a myriad of technical specialties including vena cava protection, drug delivery catheters, gastrointestinal intervention, carotid stenting and protection, arterial access, interventional cardiology and radiology, arthroscopy for orthopædic and sports medicine applications, and biliary tract technologies.

We at Memry take great pride in the role our proprietary processes play in the development and manufacture of product our customers will use to enhance quality of life now and in the years to come.

ACCOUNTING POLICIES AND CRITICAL ACCOUNTING ESTIMATES

We have adopted various accounting policies to prepare the consolidated financial statements in accordance with accounting principles generally accepted in the United States of America (U.S.). Our significant accounting policies are disclosed in Note 1 to the consolidated financial statements.

The preparation of the consolidated financial statements, in conformity with accounting principles generally accepted in the U.S., requires us to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Our estimates and assumptions, including those related to accounts receivable, inventories, goodwill and intangible assets and income taxes, are updated as appropriate, which in most cases is at least quarterly. We base our estimates on historical experience or various assumptions that are believed to be reasonable under the circumstances, and the results form the basis for making judgments about the reported values of assets, liabilities, revenues and expenses. Actual results may materially differ from these estimates.

Estimates are considered to be critical if they meet both of the following criteria: (1) the estimate requires assumptions about material matters that are uncertain at the time the accounting estimates are made, and (2) other materially different estimates could have been reasonably made or material changes in the estimates are reasonably likely to occur from period to period. Our critical accounting estimates include the following:

ACCOUNTS RECEIVABLE We provide allowances for doubtful accounts on our accounts receivable for estimated losses resulting from the inability of our customers to make required payments. If the financial condition of our customers were to deteriorate, which may result in the impairment of their ability to make payments, additional allowances may be required. On a regular basis, we review and evaluate the customers' financial condition, which generally includes a review of the customers' financial statements, trade references and past payment history with us. We specifically evaluate identified customer risks that may be present and collateral requirements, if any, from the customer, which may include, among other things, deposits, prepayments or letters of credit.

INVENTORIES We state our inventories at the lower of cost or market. We maintain inventory levels based on our projections of future demand and market conditions. Any sudden decline in demand or technological change can cause us to have excess or obsolete inventories. On an ongoing basis, we review for estimated obsolete or unmarketable inventories and write-down our inventories to their estimated net realizable value based upon our forecasts of future demand and market conditions. These write-downs are reflected in cost of goods sold. If actual market conditions are less favorable than our forecasts, additional inventory write-downs may be required. Our estimates are primarily influenced by a sudden decline in demand due to economic downturn, rapid product improvements and technological changes.

GOODWILL AND INTANGIBLE ASSETS Goodwill represents the excess of the aggregate purchase price over the fair value of net assets of the acquired business. Goodwill is tested for impairment annually, or more frequently if changes in circumstance or the occurrence of events suggest an impairment exists. The test for impairment requires us to make several estimates about fair value. Goodwill was $1,038,000 at June 30, 2004 and June 30, 2003.

Other intangible assets consist primarily of acquired patents and patent rights and are amortized using the straight-line method over their estimated useful lives, ranging from 13 to 16 years. We review these intangible assets for impairment annually or as changes in circumstance or the occurrence of events suggest the remaining value is not recoverable. Other intangible assets, net of accumulated amortization, were $933,000 and $1,067,000 as of June 30, 2004 and 2003, respectively.

INCOME TAXES Deferred taxes are provided on a liability method whereby deferred tax assets are recognized for deductible temporary differences and operating loss and tax credit carryforwards and deferred tax liabilities are recognized for taxable temporary differences. Temporary differences are the differences between the reported amounts of assets and liabilities and their tax bases. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. The recognition of a valuation allowance for deferred taxes requires management to make estimates about the Company's future profitability. The estimates associated with the valuation of deferred taxes are considered critical due to the amount of deferred taxes recorded on the consolidated balance sheet and the judgment required in determining the Company's future profitability. Deferred tax assets were $6,150,000 and $6,806,000 at June 30, 2004 and 2003, respectively.

RESULTS OF OPERATIONS

The following table sets forth the percent of consolidated revenues represented by items in our consolidated statements of income for the years presented.

Years ended June 30,	2004	2003	2002
Product sales	97.0%	97.0%	97.0%
Research and development revenues	3.0	3.0	3.0
Total revenues	100.0	100.0	100.0
Cost of revenues	60.0	66.5	55.8
Gross profit	40.0	33.5	44.2
Operating expenses:			
Research and development	8.3	7.2	7.3
Selling, general and administration	22.4	20.0	24.5
Total operating expenses	30.7	27.2	31.8
Operating income	9.3	6.3	12.4
Interest:			
Expense	(0.2)	(0.4)	(0.5)
Income	0.2	0.2	0.1
Interest-net	0.0	(0.2)	(0.4)
Income before income taxes	9.3	6.1	12.0
Provision (benefit) for income taxes	2.4	(19.9)	0.5
Net income	6.9%	26.0%	11.5%

YEARS ENDED JUNE 30, 2004 AND JUNE 30, 2003

REVENUES In the past several years, the Company has focused on increasing the amount of value-added products it provides to the marketplace, i.e., products where additional processing is performed on basic nitinol wire, strip, or tube before it is shipped to the customer. Currently, medical device applications represent some of the best opportunities for increasing the amount of value-added business. The kink-resistant and self-expanding properties of nitinol have made peripheral stenting an area of special interest, and stent components manufactured for Abdominal Aortic Aneurysms (AAA) in particular have become a significant driver of the Company's revenue. However, because the market for stent components is very dynamic and rapidly changing, the Company has found it difficult to accurately forecast demand for its stent components. Delays in product launches, uncertain timing on regulatory approvals, inventory adjustments by our customers, market share shifts between competing stent platforms and the introduction of next-generation products have all contributed to the variability in revenue generated by shipments of medical stent components.

Revenues increased 1% in fiscal 2004, to $34,492,000 from $34,007,000 in fiscal 2003, a net increase of $485,000. Shipments of wire-based medical stent components decreased approximately $1,900,000 between fiscal 2003 and fiscal 2004. The decrease in the wire-based medical stent components is a result of inventory adjustments and delays in product launch by a large medical device customer of the Company. Tube-based medical stent components increased approximately $1,400,000 during the same period. Looking forward, Memry anticipates that overall stent component activity in fiscal 2005 will be basically flat with the activity level of fiscal 2004. This forecast anticipates the beginning of several new programs with peripheral stent customers and the continued slow erosion of some existing programs.

Other medical device component shipments, including products utilized in minimally invasive surgery, decreased approximately $1,700,000 between fiscal 2003 and fiscal 2004. This decrease relates almost entirely to a customer of the Company facing new competition which has led to a decrease in unit shipments to that customer and a reduction in unit prices charged by the Company. Microcoil and guidewire products, where the Company has placed increasing marketing and sales emphasis, increased approximately $550,000 between fiscal 2003 and fiscal 2004. A new orthopædic product for bone tamps provided approximately $300,000 of revenues in fiscal 2004.

Revenues from sales of high pressure sealing plugs, arch wire and other wire products increased approximately $600,000 during fiscal 2004 compared to fiscal 2003, and revenues from prototype development and R&D activities increased approximately $150,000 during fiscal 2004 as compared to fiscal 2003.

Revenues from super elastic tube shipments increased $1,500,000 in fiscal 2004 versus fiscal 2003, due primarily to increasing useage in neurological applications and for embolic protection procedures. The Company anticipates that during fiscal 2005 competition will continue to exert pressure on pricing for super elastic tube. Shipments of martinsitic wire and rod, utilized in various industrial applications, decreased approximately $350,000. Shipments of tinel lock decreased approximately $100,000 in fiscal 2004 versus fiscal 2003.

COSTS AND EXPENSES Manufacturing costs (including costs associated with research and development revenues) decreased to $20,682,000 in fiscal 2004 from $22,608,000 in fiscal 2003, a decrease of $1,926,000, or 8.5%. This decrease is due mainly to productivity improvements in the form of higher yields and the resultant reduction in scrap, primarily in tube manufacturing and processing in the Company's west coast facility. The Company's east coast manufacturing facility also experienced productivity improvements in fiscal 2004 compared to fiscal 2003, reflecting improved manufacturing yields and rapid adjustment of staffing to levels of business.

Due to the reduction in manufacturing costs, the Company's gross profit from product sales increased to 40.0% in fiscal 2004 from 33.5% in fiscal 2003. This improvement was due primarily to efficiencies gained by process improvements in tube and stent production. The Company's ability to maintain these improved levels of gross profit will depend primarily on its success in securing sufficient business to absorb plant overhead, maintaining product pricing in the face of increasing competitive pressure, and maintaining manufacturing yields at acceptable levels.

Operating expenses, including general, selling and administration expenses and research and development costs increased $1,349,000, or 14.6%, to $10,611,000 in fiscal 2004, as compared to $9,262,000 in fiscal 2003. General, selling and administration expenses increased to $7,733,000 in fiscal 2004 from $6,797,000 in fiscal 2003, an increase of $936,000. This increase is primarily due to the bonus accrual of $596,000 in fiscal 2004, which is based on a plan approved by the Company's compensation committee that accrues bonuses based on a combination of pre-tax profit and individual performance. There was no bonus expense in fiscal 2003. Another factor that contributed to the increase in general, selling and administration expenses was the increase in investment banking fees which reflects the Company's increased efforts in the areas of business development and mergers and acquisitions. The Company has maintained its current levels of expenditures on selling and marketing in order to support future growth in revenues. The Company incurred research and development expenses of $2,878,000 relating to its own internal products as well as the development of future products in fiscal 2004 compared to $2,465,000 during fiscal 2003. This increase is primarily due to an increase in engineering expense resulting from a shift in focus of staff engineers from manufacturing support to new process development and prototype support.

Net interest changed to income of $18,000 in fiscal 2004 from an expense of $65,000 in fiscal 2003, due primarily to an increase in interest income associated with a higher average cash balance and a reduction in interest expense associated with a reduced level of borrowing.

INCOME TAXES The Company recorded a provision for income taxes of $839,000 for fiscal 2004 versus a tax benefit of $6,756,000 for fiscal 2003. This change is due primarily to the elimination of the deferred tax valuation allowance of $7,569,000 in fiscal 2003 to recognize deferred tax assets at amounts considered by management more likely than not to be realized and the recording of state research and development ("R&D") tax credits of $350,000 in fiscal 2004. Prior to the elimination of the deferred tax valuation allowance in fiscal 2003 and state R&D tax credits in fiscal 2004, the effective rate was 39% for both years.

NET INCOME Due to the items noted above, the Company's net income decreased by $6,450,000, to $2,378,000 in fiscal 2004 compared to net income of $8,828,000 in fiscal 2003.

YEARS ENDED JUNE 30, 2003 AND JUNE 30, 2002

REVENUES Revenues increased 3% in fiscal 2003, to $34,007,000 from $32,895,000 in fiscal 2002, a net increase of $1,112,000. Shipments of wire-based medical stent components increased approximately $1,250,000 between fiscal 2002 and fiscal 2003 and tube-based medical stent components increased approximately $300,000 during the same period.

Other medical device component shipments, including products utilized in minimally invasive surgery and guidewire applications, increased approximately $750,000 between fiscal 2003 and fiscal 2002. Revenues from sales of arch wire, high pressure sealing plugs, and locking devices increased approximately $700,000 during fiscal 2003 compared to fiscal 2002, and revenues from prototype development and R&D activities increased $300,000 during fiscal 2003 as compared to fiscal 2002. These revenue increases were partially offset by a decrease of approximately $1,600,000 in shipments of super elastic tube, utilized in coronary applications and for other peripheral stenting, and a decrease of $550,000 in other super elastic semi-finished materials utilized in various industrial applications.

COSTS AND EXPENSES Manufacturing costs (including costs associated with research and development revenue) increased to $22,608,000 in fiscal 2003 from $18,342,000 in fiscal 2002, an increase of $4,266,000, or 23.3%. The Company's gross margin from sales decreased to 33.5% in fiscal 2003 from 44.2% in fiscal 2002. This cost increase and margin deterioration in fiscal 2003 compared to fiscal 2002 is the result of poor manufacturing yields in both the Company's wire and tube based AAA stent component businesses and a significant reduction in the percentage of high margin super elastic tube in the product mix and a significant reduction in the percentage of high margin super elastic tube in the product mix. Super elastic tube shipments declined because a major customer of the Company that was a significant user of super elastic tube ceased production of a product.

Operating expenses, including general, selling and administration expenses and research and development costs decreased to $9,262,000 in fiscal 2003 from $10,488,000 in fiscal 2002, a decrease of $1,226,000 or 11.7%. General, selling and administration expenses decreased to $6,797,000 in fiscal 2003 from $8,071,000 in fiscal 2002, a decrease of $1,274,000. This decrease is primarily due to a reduction in consulting, bonuses and legal costs. The Company incurred research and development expenses of $2,465,000 relating to its own internal products as well as the development of future products in fiscal 2003 compared to $2,417,000 during fiscal 2002. Net interest expense decreased to $65,000 in fiscal 2003 from $130,000 in fiscal 2002, due primarily to an increase in interest income associated with a higher cash balance along with a reduction in interest expense associated with a reduced level of borrowing.

INCOME TAXES The Company recorded a tax benefit of $6,756,000 for fiscal 2003 versus a provision of $152,000 for fiscal 2002. This change is due primarily to the elimination of the deferred tax valuation allowance during the second quarter of fiscal 2003 to recognize deferred tax assets at amounts considered by management more likely than not to be realized.

NET INCOME Due to the items noted above, the Company's net income increased by $5,045,000, to $8,828,000 in fiscal 2003 compared to net income of $3,783,000 in fiscal 2002.

LIQUIDITY AND CAPITAL RESOURCES

At June 30, 2004, the Company's cash and cash equivalents was $12,404,000, an increase of $4,895,000 from $7,509,000 at the start of fiscal 2004. Net cash provided by operations was $6,093,000 in fiscal 2004, a decrease of $38,000 from $6,131,000 provided during fiscal 2003. This decrease was primarily due to an increase in cash generated from income of $898,000 combined with a reduction in the rate of accounts receivable collections, the reduction in inventory usage and the reduction in the rate of accounts payable payments. In fiscal 2005, we expect to continue positive cash flows from operations.

Net cash used in investing activities was $724,000 in fiscal 2004, a decrease of $762,000 from $1,486,000 during fiscal 2003. This decrease was due to a reduction in capital expenditures in fiscal 2004. During fiscal 2004, net cash used in financing activities was $474,000, reflecting the pay-down of notes payable of $413,000 and financing costs of $55,000 incurred in connection with the Amended Webster Facility described below.

Working capital at June 30, 2004, was $16,903,000, an increase of $5,548,000 from $11,355,000 at June 30, 2003. The increase in working capital was due to the $6,093,000 net cash provided by operations offset by the $724,000 of capital expenditures and $474,000 net debt repayments.

In fiscal 2004 and fiscal 2003, the primary capital requirements were to fund additions to property, plant, and equipment. To meet growing demand, particularly in the medical device market for the production of nitinol stents and other components, the Company has committed to optimizing the manufacturing efficiency of its current facilities and expects to invest between $1.5 million and $2.5 million in capital equipment and facility improvements in fiscal 2005.

On June 30, 1998, the Company and Webster Bank entered into a Commercial Revolving Loan, Term Loan, Line of Credit and Security Agreement and related financing documents and agreements, with amendments to certain of such documents entered into on each of November 30, 1999, June 30, 2001 and December 31, 2001 (the "Webster Facility").

On January 30, 2004, the Company and Webster Bank entered into a Second Amended and Restated Commercial Revolving Loan, Term Loan, Line of Credit and Security Agreement, which amended and restated the

Webster Facility, and expires on January 30, 2009 (the "Amended Webster Facility"). The Amended Webster Facility includes a revolving line of credit for borrowings up to the lesser of (a) $5,000,000 or (b) an amount equal to the aggregate of (1) 85% of the eligible accounts receivable plus (2) the lesser of $3,000,000 or 30% of eligible inventories. In connection with the Amended Webster Facility, several existing term loans and equipment line advances totaling $1,546,000, plus additional proceeds of $28,000, totaling $1,574,000 were refinanced into a single term loan, payable in equal monthly installments over a five year period ending January 30, 2009. The Amended Webster Facility includes an equipment line of credit that provides for equipment financing up to the lesser of $1,000,000 or 80% of the hard cost for eligible equipment through January 30, 2009. The Amended Webster Facility also provides for an acquisition line of credit of up to $2,000,000 providing certain terms and conditions are met. As of June 30, 2004, no amounts were outstanding under the revolving line of credit, equipment line of credit or acquisition line of credit. Interest on the term note payable, revolving line of credit, equipment line of credit, and acquisition line of credit is variable based on LIBOR plus a spread adjusted quarterly based upon the Company's fixed charge coverage ratio, as defined. The new facility is collateralized by substantially all of the Company's assets.

At June 30, 2004, a note payable of $1,469,000 was outstanding under the Amended Webster Facility. No amount was outstanding under the revolving line of credit.

In addition, the Amended Webster Facility contains various restrictive covenants, including, among others, limitations on encumbrances and additional debt, the payment of dividends or redemption of stock (above a certain maximum amount) and compliance with the Company's fixed charge coverage ratio, as defined.

Under the Amended Webster Facility the Company has limitations on indebtedness. The Company may not create, incur or guarantee any indebtedness or obligation for borrowed money or issue or sell any of its obligations to any lender with out a waiver from Webster. The exception are for equipment financing currently in place at the time the agreement was signed, capital lease for future equipment needs not to be greater than $350,000 in any fiscal year and indebtedness in respect of hedging agreements. If the Company was in violation of this limitation and was unable to obtain a waiver, this action would potentially have a negative impact on the Company's ability to conduct merger and acquisition activities.

The Company has in the past grown through acquisitions (including the acquisition of Wire Solutions and Raychem Corporation's nickel titanium product line). As part of its continuing growth strategy, the Company expects to continue to evaluate and pursue opportunities to acquire other companies, assets and product lines that either complement or expand the Company's existing businesses. The Company intends to use available cash from operations, debt, and authorized but unissued common stock to finance any such acquisitions.

On July 12, 2004, Memry announced that it signed a letter of intent to acquire substantially all of the assets and selected liabilities of Putnam Plastics Corporation ("Putnam"). The transaction, which is subject to the signing of definitive agreements and customary closing conditions, is expected to close by October 31, 2004. Putnam, a privately held corporation, is one of the nation's leading specialty polymer extrusion companies serving the medical device and other high technology industries. Its primary products are complex multi-lumen, multi-layer extrusions used for guidewires, catheter shafts, delivery systems and various other interventional medical procedures. Putnam is a major supplier of co-extruded polyimide, multi-lumen, braided and extremely thin-wall, multi-layer tubing as well as sheathing for fiber-optic tubing. Putnam's products are known for their complex configurations, multiple material construction and innovative designs. Putnam also is well known for its ability to manufacture to tight tolerances.

On August 25, 2004, the Company announced that it will finance a $200,000 joint development program with and has made a $400,000 initial investment, in the form of a 2% unsecured convertible loan, in Biomer Technology Ltd, a privately owned company specializing in the development and manufacture of state-of-the-art polymers and biocompatible coatings for stents and other medical devices. Based in Runcorn, England, Biomer Technology Ltd is a biomaterials company that has developed a range of high-performance polyurethanes, process technology, components and products for medical device manufacturing.

The Company has requirements to fund plant and equipment projects to support the expected increased sales volume of SMAs and super elastic materials during the fiscal year ending June 30, 2005 and beyond. The Company expects that it will be able to finance these expenditures through a combination of existing working capital, cash flows generated through operations and increased borrowings. The largest risk to the liquidity of the Company would be an event that caused an interruption of cash flow generated through operations, because such an event could also have a negative impact on the Company's ability to access credit. The Company's current dependence on a limited number of products and customers represents the greatest risk to operations.

On July 1, 2003, the Company signed a second amendment for its manufacturing and office facility located at 4065 Campbell Avenue, Menlo Park, CA extending the lease to June 30, 2008. The monthly rent amount was adjusted to approximately $24,000. Subsequent rent adjustments of 3% per year are also set forth in the second amendment. Effective July 1, 2004, the monthly base rent was adjusted to approximately $24,500. The other major provisions of the lease remain unchanged.

CONTRACTUAL OBLIGATIONS

Presented below is a summary of contractual obligations as of June 30, 2004. See Notes 5 and 9 to the consolidated financial statements for additional information regarding long-term debt and operating lease obligations, respectively.

Contractual Obligations (dollars in thousands)	Total	Payment due by date <1 yr	1-3 yrs	3-5 yrs	>5 yrs
Long-term debt obligations	$ 1,479	$ 320	$ 634	$ 525	$ –
Capital lease obligation	29	29	–	–	–
Operating lease obligations	4,351	1,157	1,406	1,058	730
Purchase obligations	78	78	–	–	–
Total	$ 5,937	$ 1,584	$ 2,040	$ 1,583	$ 730

IMPACT OF RECENTLY ISSUED ACCOUNTING STANDARDS

In April 2003, the Financial Accounting Standards Board ("FASB") issued SFAS No. 149. "Amendment of Statement 133 on Derivative Instruments and Hedging Activities" ("SFAS 149"), which is generally effective for contracts entered into or modified after June 30, 2003 and for hedging relationships designated after June 30, 2003. SFAS 149 clarifies under what circumstances a contract with an initial net investment meets the characteristic of a derivative as discussed in SFAS No. 133, clarifies when a derivative contains a financing component, amends the definition of an "underlying" to conform it to the language used in FASB Interpretation No. 45, "Guarantor Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others," and amends certain other existing pronouncements. The Company currently has no involvement with derivative financial instruments, and therefore the adoption of SFAS 149 did not have any impact on the consolidated financial statements.

In May 2003, the FASB issued SFAS No. 150, "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity" ("SFAS 150"). SFAS 150 establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. It requires that an issuer classify a financial instrument that is within its scope as a liability (or an asset in some circumstances). Many of those instruments were previously classified as equity. SFAS No. 150 is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. The adoption of SFAS 150 did not have any impact on the consolidated financial statements.

FORWARD-LOOKING INFORMATION

Certain statements in this Annual Report that are not historical fact, as well as certain information incorporated herein by reference, constitute "forward-looking statements" made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements involve risks and uncertainties and often depend on assumptions, data or methods that may be incorrect or imprecise. The Company's future operating results may differ materially from the results discussed in, or implied by, forward-looking statements made by the Company. Factors that may cause such differences include, but are not limited to, those discussed below and the other risks detailed in the Company's other reports filed with the Securities and Exchange Commission.

Forward-looking statements give our current expectations or forecasts of future events. You can usually identify these statements by the fact that they do not relate strictly to historical or current facts. They often use words such as "anticipate", "estimate", "expect", "project", "intend", "plan", "believe", and other words and terms of similar meaning in connection with any discussion of future operating or financial performance. In particular, these include statements relating to future actions, prospective products or product approvals, future performance or results of current and anticipated products, sales efforts, expenses, the outcome of contingencies such as legal proceedings, and financial results.

Any or all of our forward-looking statements in this Annual Report may turn out to be wrong. They can be affected by inaccurate assumptions we might make or by known or unknown risks and uncertainties. Many factors mentioned in this discussion—for example, product competition and the competitive environment—will be important in determining future results. Consequently, no forward-looking statement can be guaranteed. Actual future results may vary materially. The Company undertakes no obligation to revise any of these forward-looking statements to reflect events or circumstances after the date hereof.

OTHER FACTORS THAT MAY AFFECT FUTURE RESULTS

- trends toward managed care, healthcare cost containment and other changes in government and private sector initiatives, in the U.S. and other countries in which we do business, that are placing increased emphasis on the delivery of more cost-effective medical therapies
- the trend of consolidation in the medical device industry as well as among customers of medical device manufacturers, resulting in more significant, complex and long-term contracts than in the past and potentially greater pricing pressures
- efficacy or safety concerns with respect to marketed products, whether scientifically justified or not, that may lead to product recalls, withdrawals or declining sales
- changes in governmental laws, regulations and accounting standards and the enforcement thereof that may be adverse to us
- other legal factors including environmental concerns
- agency or government actions or investigations affecting the industry in general or us in particular
- changes in business strategy or development plans
- business acquisitions, dispositions, discontinuations or restructurings
- the integration of businesses acquired by us
- availability, terms and deployment of capital
- economic factors over which we have no control, including changes in inflation and interest rates
- the developing nature of the market for our products and technological change
- intensifying competition in the SMA field
- success of operating initiatives
- operating costs
- advertising and promotional efforts
- the existence or absence of adverse publicity
- our potential inability to obtain and maintain patent protection for our alloys, processes and applications thereof, to preserve our trade secrets and to operate without infringing on the proprietary rights of third parties
- the possibility that adequate insurance coverage and reimbursement levels for our products will not be available
- our dependence on outside suppliers and manufacturers
- our exposure to potential product liability risks which are inherent in the testing, manufacturing, marketing and sale of medical products
- the ability to retain management
- business abilities and judgment of personnel
- availability of qualified personnel
- labor and employee benefit costs
- natural disaster or other disruption affecting Information Technology and telecommunication infrastructures
- acts of war and terrorist activities.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Market risk generally represents the risk of loss that may be expected to result from the potential change in value of a financial instrument as a result of fluctuations in credit ratings of the issuer, equity prices, interest rates or foreign currency exchange rates. We do not use derivative financial instruments for any purpose.

We are also subject to interest rate risk on our $1.5 million note payable at June 30, 2004. Interest on the note payable is variable based on LIBOR (1.62% at June 30, 2004) plus a spread adjusted quarterly based upon the Company's fixed charge coverage ratio, as defined. The Company believes that an increase or decrease of 10% in the effective interest rate on the note payable would not have a material effect on our future results of operations.

report of independent registered public accounting firm

TO THE STOCKHOLDERS
AND BOARD OF DIRECTORS
Memry Corporation
Bethel, Connecticut

We have audited the accompanying consolidated balance sheet of Memry Corporation and subsidiary (the "Company") as of June 30, 2004, and the related consolidated statements of income, stockholders' equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. The consolidated financial statements of the Company for the years ended June 30, 2003 and 2002 were audited by another independent registered public accounting firm whose report, dated August 11, 2003, expressed an unqualified opinion of those statements.

We conducted our audit in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of the Company as of June 30, 2004, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

Stamford, Connecticut
September 20, 2004

consolidated balance sheets

June 30, 2004 and 2003	2004	2003
ASSETS		
Current Assets		
Cash and cash equivalents	$ 12,404,000	$ 7,509,000
Accounts receivable, less allowance for doubtful accounts of $30,000 in 2004 and $148,000 in 2003	4,132,000	3,809,000
Inventories	2,956,000	3,353,000
Deferred tax asset	975,000	—
Prepaid expenses and other current assets	41,000	74,000
Income tax refund receivable	—	109,000
Total current assets	20,508,000	14,854,000
Property, Plant and Equipment, net	5,090,000	6,040,000
Other Assets		
Acquired patents and patent rights, less accumulated amortization of $1,132,000 in 2004 and $998,000 in 2003	933,000	1,067,000
Goodwill	1,038,000	1,038,000
Deferred financing costs	51,000	6,000
Note receivable – related party	—	110,000
Deferred tax asset	5,175,000	6,806,000
Deposits and other assets	193,000	206,000
Total other assets	7,390,000	9,233,000
Total Assets	$ 32,988,000	$ 30,127,000
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current Liabilities		
Accounts payable and accrued expenses	$ 3,213,000	$ 2,587,000
Notes payable	320,000	912,000
Capital lease	29,000	—
Income tax payable	43,000	—
Total current liabilities	3,605,000	3,499,000
Notes Payable, less current maturities	1,159,000	980,000
Commitments and Contingencies (See Notes)		
Stockholders' Equity		
Common stock, $.01 par value, 40,000,000 shares authorized; 25,570,419 shares issued and outstanding in 2004 and 25,537,522 shares issued and outstanding in 2003	256,000	255,000
Additional paid-in capital	49,103,000	48,906,000
Accumulated deficit	(21,135,000)	(23,513,000)
Total stockholders' equity	28,224,000	25,648,000
Total Liabilities and Stockholders' Equity	$ 32,988,000	$ 30,127,000

See Notes to Consolidated Financial Statements.

consolidated statements of income

Years Ended June 30		2004		2003		2002
Revenues						
Product sales	$	33,525,000	$	33,105,000	$	32,055,000
Research and development		967,000		902,000		840,000
		34,492,000		34,007,000		32,895,000
Cost of Revenues						
Product sales		20,064,000		22,125,000		17,706,000
Research and development		618,000		483,000		636,000
		20,682,000		22,608,000		18,342,000
Gross profit		13,810,000		11,399,000		14,553,000
Operating Expenses						
Research and development		2,878,000		2,465,000		2,417,000
General, selling and administration		7,733,000		6,797,000		8,071,000
		10,611,000		9,262,000		10,488,000
Operating income		3,199,000		2,137,000		4,065,000
Interest						
Expense		(74,000)		(126,000)		(160,000)
Income		92,000		61,000		30,000
		18,000		(65,000)		(130,000)
Income before income taxes		3,217,000		2,072,000		3,935,000
Provision (benefit) for income taxes		839,000		(6,756,000)		152,000
Net income	$	2,378,000	$	8,828,000	$	3,783,000
Basic earnings per share	$	0.09	$	0.35	$	0.16
Diluted earnings per share	$	0.09	$	0.34	$	0.15

See Notes to Consolidated Financial Statements.

consolidated statements of stockholders' equity

Years Ended June 30, 2004, 2003 and 2002	Common Stock		Additional	Accumulated	
	Shares Issued	Par Value	Paid-in Capital	Deficit	Total
Balance, July 1, 2001	**23,634,583**	**$ 236,000**	**$ 47,018,000**	**$ (36,124,000)**	**$ 11,130,000**
Issuance of common stock and other equity instruments	1,617,963	17,000	1,690,000	—	1,707,000
Net income	—	—	—	3,783,000	3,783,000
Balance, June 30, 2002	**25,252,546**	**253,000**	**48,708,000**	**(32,341,000)**	**16,620,000**
Issuance of common stock and other equity instruments	284,976	2,000	198,000	—	200,000
Net income	—	—	—	8,828,000	8,828,000
Balance, June 30, 2003	**25,537,522**	**255,000**	**48,906,000**	**(23,513,000)**	**25,648,000**
Issuance of common stock and other equity instruments	32,897	1,000	197,000	—	198,000
Net income	—	—	—	2,378,000	2,378,000
Balance, June 30, 2004	**25,570,419**	**$ 256,000**	**$ 49,103,000**	**$ (21,135,000)**	**$ 28,224,000**

See Notes to Consolidated Financial Statements.

consolidated statements of cashflows

Years Ended June 30,	2004	2003	2002
Cash Flows From Operating Activities			
Net income	$ 2,378,000	$ 8,828,000	$ 3,783,000
Adjustments to reconcile net income to net cash provided by operating activities:			
(Benefit) provision for doubtful accounts	(111,000)	(44,000)	103,000
Writedown of note receivable	—	—	30,000
Depreciation and amortization	1,853,000	1,958,000	1,938,000
Impairment of idle equipment	—	—	120,000
(Gain) loss from sale of asset	—	(12,000)	13,000
Deferred income taxes (benefit)	656,000	(6,806,000)	—
Equity based compensation	198,000	152,000	196,000
Change in operating assets and liabilities:			
Accounts receivable	(212,000)	2,116,000	(1,827,000)
Inventories	397,000	943,000	(616,000)
Prepaid expenses and other current assets	33,000	(49,000)	71,000
Other assets	13,000	122,000	—
Note receivable– related party	110,000	—	—
Accounts payable and accrued expenses	626,000	(959,000)	(578,000)
Advances payable	—	—	(600,000)
Income taxes payable/receivable	152,000	(118,000)	(62,000)
Net cash provided by operating activities	6,093,000	6,131,000	2,571,000
Cash Flows From Investing Activities			
Capital expenditures	(724,000)	(1,526,000)	(1,091,000)
Proceeds from sale of asset	—	40,000	—
Net cash used in investing activities	(724,000)	(1,486,000)	(1,091,000)
Cash Flows From Financing Activities			
Proceeds from issuance of common stock, net	—	48,000	1,511,000
Proceeds from notes payable	1,574,000	399,000	2,000,000
Principal payments on notes payable	(1,987,000)	(529,000)	(2,441,000)
Financing costs	(55,000)	—	—
Net proceeds from equipment line of credit	—	—	216,000
Net decrease in revolving loans payable	—	—	(886,000)
Principal payments on capital lease obligations	(6,000)	(5,000)	(4,000)
Net cash (used in) provided by financing activities	(474,000)	(87,000)	396,000
Increase in cash and cash equivalents	4,895,000	4,558,000	1,876,000
Cash and cash equivalents, beginning of year	**7,509,000**	**2,951,000**	**1,075,000**
Cash and cash equivalents, end of year	**$ 12,404,000**	**$ 7,509,000**	**$ 2,951,000**
Supplemental Disclosures of Cash Flow Information			
Cash payments for interest	$ 89,000	$ 129,000	$ 168,000
Cash payments for income taxes	$ 30,000	$ 168,000	$ 214,000
Supplemental Schedule of Noncash Investing and Financing Activities			
Conversion of revolving loans payable to equipment term loan	$ —	$ 276,000	$ —
Reclassification of idle equipment to other assets	$ —	$ —	$ 75,000
Capital lease obligation incurred	$ 35,000	$ —	$ —
Note payable incurred for purchase of equipment	$ —	$ 14,000	$ —

See Notes to Consolidated Financial Statements.

NOTE 1.

Nature of Business and Summary of Significant Accounting Policies

NATURE OF BUSINESS Memry Corporation ("Memry"), a Delaware corporation incorporated in 1981, is engaged in the business of developing, manufacturing and marketing products and components utilizing the properties exhibited by shape memory alloys. The Company's sales are primarily to customers in the medical device industry located throughout the United States and distributed worldwide. Export sales for the years ended June 30, 2004, 2003 and 2002 were $2,626,000, $1,292,000 and $1,209,000, respectively.

ACCOUNTING ESTIMATES The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

PRINCIPLES OF CONSOLIDATION The consolidated financial statements include the accounts of Memry and its wholly-owned subsidiary, Memry Holdings, S.A. (collectively, the "Company"). Memry Holdings, S.A. is a holding company whose principal asset consisted of an investment in its wholly-owned subsidiary, Memry Europe, N.V., which was sold on February 8, 2001. All significant intercompany accounts and transactions have been eliminated in consolidation.

CASH AND CASH EQUIVALENTS For purposes of the consolidated statements of cash flows, the Company considers all highly liquid investments with a maturity of three months or less, when purchased, to be cash equivalents. During the years ended June 30, 2004 and 2003, the Company had cash deposits in excess of FDIC insured limits at various banks. The Company has not experienced any losses from such excess deposits.

ACCOUNTS RECEIVABLE Accounts receivable are carried at original invoice amount less an estimate for doubtful accounts based on a review of all outstanding amounts on a monthly basis. Management determines the allowance for doubtful accounts by regularly evaluating individual customer receivables and considering a customer's financial condition, credit history, and current economic conditions. Accounts receivable are written-off when deemed uncollectible.

INVENTORIES Inventories consist principally of various metal alloy rod and shape memory alloys. Inventories are stated at the lower of cost, determined on the first-in, first-out method, or market.

DISCLOSURE OF FAIR VALUE OF FINANCIAL STATEMENTS The carrying amount reported in the consolidated balance sheets for cash, accounts receivable, accounts payable and accrued expenses approximates fair value because of the short-term maturity of these financial instruments. The carrying value of the notes payable approximates fair value because current rates offered to the Company for debt with similar remaining maturities are approximately the same.

IMPAIRMENT OF LONG-LIVED ASSETS The Company reviews its long-lived assets and certain identifiable intangible assets with finite useful lives for impairment whenever events or circumstances indicate that the carrying amount of the assets may not be recoverable. The Company measures impairment by comparing the asset's estimated fair value to its carrying amount. The estimated fair value of these assets is based on estimated future cash flows to be generated by the assets, discounted at a market rate of interest.

GOODWILL Goodwill represents the excess of the aggregate purchase price over the fair value of net assets of acquired businesses. The Company accounts for goodwill in accordance with SFAS No. 142, "Goodwill and Other Intangible Assets". SFAS No. 142 requires that goodwill not be amortized, but subjected to an impairment test on an annual basis or when facts and circumstances suggest such assets may be impaired. The Company has completed its impairment tests for the years ended June 30, 2004 and 2003, which did not result in an indication of impairment. All of the $1,038,000 of goodwill at June 30, 2004 is deductible for income tax purposes.

REVENUE RECOGNITION Revenues from product sales are recognized when persuasive evidence of an arrangement exists, delivery has occurred, the sales price is fixed or determinable and collectibility is reasonably assured. Transfer of title and risk of ownership occurs upon shipment of product. Certain revenues are earned in connection with research and development grants and contracts which are principally with various governmental agencies. Such revenues are recognized when services are rendered. Some of the Company's research and development projects are customer-sponsored and typically provide the Company with the production rights or pay a royalty to the Company if a commercially viable product results. Such revenues are recognized as indicated above.

DEPRECIATION AND AMORTIZATION Depreciation of equipment is computed using the straight-line method over the estimated useful lives of the respective assets. The estimated useful lives of the assets are as follows:

	Years
Furniture and fixtures	5-10
Tooling and equipment	3-10
Office equipment	3-5

Leasehold improvements are amortized over the term of the lease or the improvement's estimated useful life, if shorter.

Costs of acquired patents and patent rights are amortized using the straight-line method over the patents' expected period of benefit which ranges from thirteen to sixteen years. Amortization of acquired patents and patent rights was $134,000, $134,000 and $133,000 for the years ended June 30, 2004, 2003 and 2002, respectively. The future amortization expense of acquired patents and patent rights is expected to be $134,000 for each of the years ending June 30, 2005, 2006, 2007, 2008 and 2009 and will be $263,000 thereafter.

Costs incurred in obtaining financing are capitalized and amortized over the term of the related debt. Amortization of deferred financing costs was $10,000, $13,000 and $44,000 for the years ended June 30, 2004, 2003 and 2002, respectively.

401(K) PLAN The Company maintains a 401(k) profit sharing and savings plan for the benefit of substantially all of its employees. The Plan provides for contributions by the Company in such amounts as the Board of Directors may annually determine. Contributions were $232,000, $214,000 and $193,000 for the years ended 2004, 2003 and 2002, respectively.

RESEARCH AND DEVELOPMENT EXPENSE Research and development costs are expensed as incurred. The Company incurs research and development expenses for purposes of developing its own future products. Such costs are included in operating expenses. The Company also incurs research and development expenses that are funded by customers pursuant to customer arrangements. Such costs are included in cost of revenues.

SHIPPING AND HANDLING COSTS Shipping and handling costs associated with outbound freight are included in general, selling and administration expenses and were $84,000, $99,000 and $88,000 for the years ended June 30, 2004, 2003 and 2002, respectively.

INCOME TAXES Deferred income taxes are provided on a liability method whereby deferred tax assets are recognized for deductible temporary differences and operating loss and tax credit carryforwards and deferred tax liabilities are recognized for taxable temporary differences. Temporary differences are the differences between the reported amounts of assets and liabilities and their income tax bases. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws on the date of enactment.

EARNINGS PER SHARE Basic earnings per share amounts are computed by dividing net income by the weighted-average number of common shares outstanding during the year. Diluted earnings per share amounts assume the exercise of all potential common stock instruments unless the effect is antidilutive.

The following is information about the computation of weighted-average shares utilized in the computation of basic and diluted earnings per share for the years ended June 30, 2004, 2003 and 2002.

	2004	2003	2002
Weighted average number of basic shares outstanding	25,553,916	25,466,769	24,386,015
Effect of dilutive securities:			
Warrants	123,648	90,180	250,306
Stock options	297,472	120,720	157,361
Weighted average number of fully diluted shares outstanding	25,975,036	25,677,669	24,793,682

STOCK COMPENSATION PLANS Statement of Financial Accounting Standards ("SFAS") No. 123, "Accounting for Stock-Based Compensation," encourages all entities to adopt a fair value based method of accounting for employee stock compensation plans, whereby compensation cost is measured at the grant date based on the value of the award and is recognized over the service period, which is usually the vesting period. However, SFAS No. 123 also allows an entity to continue to measure compensation cost for those plans using the intrinsic value based method of accounting prescribed by Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees," whereby compensation cost is the excess, if any, of the quoted market price of the stock at the grant date (or other measurement date) over the amount an employee must pay to acquire the stock. Stock options issued to employees and directors under the Company's stock option plans have no intrinsic value at the grant date, and under Opinion No. 25 no compensation cost is recognized for them. On January 1, 2003, the Company adopted SFAS No. 148, "Accounting for Stock-Based Compensation – Transition and Disclosure, an Amendment of FASB Statement No. 123." The Company has elected to continue with the accounting methodology in Opinion No. 25 and, as a result, has provided pro forma disclosures of net income and earnings per share and other disclosures, as if the fair value based method of accounting had been applied.

Had compensation cost for issuance of such stock options been recognized based on the fair values of awards on the grant dates in accordance with the method described in SFAS No. 123, reported net income and per share amounts for the years ended June 30, 2004, 2003 and 2002 would have been as follows:

	2004	2003	2002
Net income, as reported	$ 2,378,000	$ 8,828,000	$ 3,783,000
(Deduct) Add: total stock-based employee compensation (expense) income determined under fair value based method for all awards, net of related tax effects	(232,000)	(103,000)	119,000
Pro forma net income	$ 2,146,000	$ 8,725,000	$ 3,902,000
Basic earnings per share:			
As reported	$ 0.09	$ 0.35	$ 0.16
Pro forma	$ 0.08	$ 0.34	$ 0.16
Diluted earnings per share:			
As reported	$ 0.09	$ 0.34	$ 0.15
Pro forma	$ 0.08	$ 0.34	$ 0.16

The fair value of each grant, used to determine the pro forma information above, is estimated at the grant date using the fair value option-pricing model with the following weighted average assumptions for grants awarded for the years ended June 30, 2004, 2003 and 2002:

	2004	2003	2002
Dividend rate	—	—	—
Risk free interest rate	1.93–3.13%	1.47–1.79%	5.47%
Weighted average expected lives, in years	3.0	3.0	3.7
Price volatility	78%	79%	66.7%

IMPACT OF RECENTLY ISSUED ACCOUNTING STANDARDS In April 2003, the Financial Accounting Standards Board ("FASB") issued SFAS No. 149. "Amendment of Statement 133 on Derivative Instruments and Hedging Activities" ("SFAS 149"), which is generally effective for contracts entered into or modified after June 30, 2003 and for hedging relationships designated after June 30, 2003. SFAS 149 clarifies under what circumstances a contract with an initial net investment meets the characteristic of a derivative as discussed in SFAS No. 133, clarifies when a derivative contains a financing component, amends the definition of an "underlying" to conform it to the language used in FASB Interpretation No. 45, "Guarantor Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others," and amends certain other existing pronouncements. The Company currently has no involvement with derivative financial instruments, and therefore the adoption of SFAS 149 did not have any impact on the consolidated financial statements.

In May 2003, the FASB issued SFAS No. 150, "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity" ("SFAS 150"). SFAS 150 establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. It requires that an issuer classify a financial instrument that is within its scope as a liability (or an asset in some circumstances). Many of those instruments were previously classified as equity. SFAS No. 150 is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. The adoption of SFAS 150 did not have any impact on the consolidated financial statements.

RECLASSIFICATIONS Certain 2003 and 2002 amounts have been reclassified to conform with the 2004 presentation, relating to the categories of operating expenses presented on the Consolidated Statements of Income. In 2004, the category Research and development expense was added, which was previously included in general, selling and administration expenses and depreciation and amortization expense. The depreciation and amortization expense category was eliminated, the amount of which was allocated to the two remaining line items of operating expenses. The reclassifications had no effect on the 2003 and 2002 results of operations.

NOTE 2.

Inventories

Inventories consist of the following at June 30, 2004 and 2003:

	2004	2003
Raw materials and supplies	$ 1,254,000	$ 1,094,000
Work-in-process	1,284,000	1,656,000
Finished goods	648,000	751,000
Allowance for slow-moving and obsolete inventory	(230,000)	(148,000)
	$ 2,956,000	$ 3,353,000

NOTE 3.

Property, Plant and Equipment

Property, plant and equipment consist of the following at June 30, 2004 and 2003:

	2004	2003
Furniture and fixtures	$ 1,052,000	$ 958,000
Tooling and equipment	11,069,000	10,484,000
Leasehold improvements	2,551,000	2,471,000
	14,672,000	13,913,000
Less accumulated depreciation and amortization	9,582,000	7,873,000
	$ 5,090,000	$ 6,040,000

Depreciation and amortization of property, plant and equipment was $1,709,000, $1,810,000 and $1,743,000 for the years ended June 30, 2004, 2003 and 2002, respectively.

NOTE 4.

Accounts Payable and Accrued Expenses

Accounts payable and accrued expenses consist of the following at June 30, 2004 and 2003:

	2004	2003
Accounts payable	$ 979,000	$ 611,000
Accrued bonuses	596,000	—
Accrued vacation	531,000	497,000
Accrued severance	—	50,000
Accrued expenses – other	1,107,000	1,429,000
	$ 3,213,000	$ 2,587,000

NOTE 5.

Notes Payable

Notes payable consist of the following at June 30, 2004 and 2003:

	2004	2003
Term note payable to Webster Bank pursuant to second amended and restated facility dated January 30, 2004, due in monthly installments of $26,233, plus interest at a variable rate, due January 30, 2009.	$ 1,469,000	$ —
Term note payable to Webster Bank pursuant to amended facility dated June 30, 1998, due in monthly installments of $41,667, plus interest at 7.55% per annum, due December 31, 2005.	—	1,292,000
Equipment loan payable pursuant to amended June 30, 1998 credit facility, due in monthly installments of $5,754, plus interest at LIBOR plus 2.5%, due December 31, 2006.	—	247,000
Equipment loan advance pursuant to amended June 30, 1998 credit facility, interest payable monthly at LIBOR plus 2.5%, due December 31, 2003.	—	339,000
Promissory note to Chase Manhattan Auto Finance, due in monthly installments of $437 at a fixed interest rate of 5.9%, due June 16, 2006.	10,000	14,000
	1,479,000	1,892,000
Less current maturities	320,000	912,000
	$ 1,159,000	$ 980,000

Future maturities of notes payable at June 30, 2004 are as follows:	Amount
2005	$ 320,000
2006	319,000
2007	315,000
2008	315,000
2009	210,000
	$ 1,479,000

On January 30, 2004, the Company and Webster Bank entered into a Second Amended and Restated Commercial Revolving Loan, Term Loan, Line of Credit and Security Agreement, which amended and restated the existing Webster Bank credit facility, and expires on January 30, 2009 (the "Amended Webster Facility"). The Amended Webster Facility includes a revolving line of credit for borrowings up to the lesser of (a) $5,000,000 or (b) an amount equal to the aggregate of (1) 85% of the eligible accounts receivable plus (2) the lesser of $3,000,000 or 30% of eligible inventories. In connection with the Amended Webster Facility, several existing term loans and equipment line advances totaling $1,546,000, plus additional proceeds of $28,000, totaling $1,574,000 were refinanced into a single term loan, payable in equal monthly installments over a five year period ending January 30, 2009. The Amended Webster Facility includes an equipment line of credit that provides for equipment financing up to the lesser of $1,000,000 or 80% of the hard cost for eligible equipment through January 30, 2009. The Amended Webster Facility also provides for an acquisition line of credit of up to $2,000,000 providing certain terms and conditions are met. As of June 30, 2004, no amounts were outstanding under the revolving line of credit, equipment line of credit or acquisition line of credit. Interest on the term note payable, revolving line of credit, equipment line of credit, and acquisition line of credit is variable based on LIBOR (1.62% at June 30, 2004) plus a spread adjusted quarterly based upon the Company's fixed charge coverage ratio, as defined. The Amended Webster Facility is collateralized by substantially all of the Company's assets.

In addition, the Amended Webster Facility contains various restrictive covenants, including, among others, limitations on encumbrances and additional debt, the payment of dividends or redemption of stock and required compliance with the Company's fixed charge coverage ratio, as defined. Under the Amended Webster Facility, the Company may only pay cash dividends if immediately prior to and immediately after the payment is made, the Company has $5,000,000 in excess availability, as defined, no event of default has occurred, and the aggregate amount of dividends and certain other loans, advances and investments does not exceed $1,000,000.

NOTE 6.

Capital Stock

COMMON STOCK During the years ended June 30, 2004, 2003 and 2002, 46,000, 50,000 and 102,000 shares of common stock with a fair value of $72,000, $73,000 and $107,000, respectively, were issued to Company directors as compensation. During the year ended June 30, 2002, the Company issued 40,000 shares of common stock with a fair value of $33,000 to a former officer of the Company as compensation. Compensation expense recognized for the issuance of shares of common stock is calculated utilizing the fair market value of the common stock at the date of issuance.

On January 31, 2001, the Company completed a private equity placement and raised $2,395,000. Proceeds were raised through the sale of units, each of which consisted of one share of common stock and a warrant to purchase one share of common stock. Each unit was priced at $1.00. The warrants were exercisable at $2.25 per share for a period of three years from the date of issuance. Notwithstanding the foregoing term of the warrant, if the fair market value of one share of common stock of the Company was equal to or greater than $3.50 for twenty consecutive days during the term of the warrant, the Company had the right to demand that the holder exercise the warrant within a 30-day period. Failure of the holder to exercise the warrant within thirty days would have caused the warrant to become void and the holder would have lost all rights that it has with respect to the warrant. All unexercised warrants have expired as of June 30, 2004.

On November 8, 2001, the Company completed a private equity placement with New England Partners and raised $750,000. Proceeds were raised through the sale of units, each of which consisted of two shares of common stock and a warrant to purchase one share of common stock. Each unit was priced at $2.00. The warrants are exercisable at $1.25 per share for a period of five years from the date of issuance. New England Partners was granted piggyback registration rights to participate in the registration of the securities purchased in the private equity placement, which was completed in January 2001. Other terms and conditions were set forth in the definitive documents.

The Company had granted a "put" right to Connecticut Innovations, Incorporated in connection with a December 1994 subordinated debt offering. As of December 31, 2003, the "put" right, which would have allowed Connecticut Innovations to require the Company to repurchase certain of the Company's securities then held by Connecticut Innovations under certain circumstances, was terminated.

INCENTIVE PLANS During the year ended June 30, 1994, the Company adopted the Memry Corporation Stock Option Plan (the "1994 Plan"). Under the 1994 Plan, incentive stock options were granted at prices equal to or greater than the fair market value of the Company's common stock at the date of grant, and were exercisable at the date of grant unless otherwise stated. In addition, non-qualified stock options were granted at prices determined by the Company's compensation committee, which may have been less than the fair market value of the Company's common stock at the date of grant, in which case an expense equal to the difference between the stock option exercise price and fair market value was recognized. The exercise period for both the incentive and non-qualified stock options generally could not exceed ten years. The 1994 Plan expired on September 23, 2003. No additional stock options may be granted from this plan after this date.

During the year ended June 30, 1998, the Company adopted the Memry Corporation Long-term Incentive Plan (the "1997 Plan"). Under the 1997 Plan, 4,000,000 incentive and non-qualified stock options may be granted to employees and non-employee directors under terms similar to the 1994 Plan. Also, under the 1997 Plan, Stock Appreciation Rights ("SARs"), Limited Stock Appreciation Rights ("Limited SARs"), restricted stock, and performance shares may be granted to employees. With respect to SARs, upon exercise, the Company must pay to the employee the difference between the current market value of the Company's common stock and the exercise price of the SARs. The SARs terms are determined at the time of each individual grant. However, if SARs are granted which are related to an incentive stock option, then the SARs will contain similar terms to the related option. Limited SARs may be granted in relation to any option or SARs granted. Upon exercise, the Company must pay to the employee the difference between the current market value of the Company's common stock and the exercise price of the related options or SARs. Upon the exercise of SARs or Limited SARs, any related stock option or SARs outstanding will no longer be exercisable. As of June 30, 2004, 2003 and 2002, there were no SARs or Limited SARs outstanding.

Restricted shares of common stock may also be granted to employees for no consideration. The terms of the restriction are determined at the time of each individual grant. Generally, if employment is terminated during the restriction period, the participant must forfeit any common stock still subject to restriction. Performance shares are granted to employees based on individual performance goals, and may be paid in shares or cash determined based on the shares earned and the market value of the Company's common stock at the end of certain defined periods. No performance or restricted shares have been issued to employees.

Also under the 1997 Plan, each quarter, all non-employee directors are granted shares of the Company's common stock with a value equal to $7,500, determined based on the market value of the Company's stock at the end of each quarter. During the year ended June 30, 2002, this policy was amended such that all non-employee directors, each quarter, are granted shares of the Company's common stock with a value equal to $3,000 and stock options with a value equal to $4,500, determined based on the market value of the Company's stock over a three day period prior to the end of each quarter.

During the years ended June 30, 2004, 2003 and 2002, the Company's directors were granted 49,000, 75,000 and 11,000 stock options, respectively.

The following table summarizes the Company's stock options outstanding at June 30, 2004, 2003 and 2002 and changes during the years then ended:

	Options Outstanding	Weighted Avg. Exercise Price
Balance, July 1, 2001	**2,679,760**	**$ 2.25**
Canceled	(645,856)	2.15
Granted	499,723	1.69
Exercised	(125,650)	0.90
Balance, June 30, 2002	**2,407,977**	**2.23**
Canceled	(346,225)	1.60
Granted	939,098	1.62
Exercised	(37,498)	1.28
Balance, June 30, 2003	**2,963,352**	**2.13**
Canceled	(107,444)	2.02
Granted	766,081	1.67
Balance, June 30, 2004	**3,621,989**	**$ 1.97**

At June 30, 2004, 2003 and 2002, 2,158,413, 1,695,274 and 1,438,327 (weighted average exercise price of $2.26, $2.48 and $2.53, respectively) of the outstanding stock options were exercisable. The weighted-average grant date fair value per stock option granted during the years ended June 30, 2004, 2003 and 2002 was $0.85, $0.68 and $0.89, respectively. For the years ended June 30, 2004, 2003 and 2002, all stock options granted have an exercise price equal to the fair market value of the Company's stock at the date of grant.

Stock options outstanding at June 30, 2004 are as follows:

	Options Outstanding			Options Exercisable	
Range of Exercise Prices	Number Outstanding	Weighted Avg. Remaining Contractual Life (In Years)	Weighted Avg. Exercise Price	Number Exercisable	Weighted Avg. Exercise Price
$ 0.90 – $ 1.20	790,755	7.3	$ 1.05	382,323	$ 1.07
1.21 – 1.60	508,567	5.0	1.46	314,714	1.51
1.61 – 2.00	1,207,658	7.0	1.80	537,655	1.87
2.01 – 2.40	387,100	7.8	2.20	196,500	2.20
2.41 – 2.80	5,040	5.8	2.65	4,590	2.65
2.81 – 3.20	299,487	5.8	2.84	299,249	2.84
4.00	423,382	4.1	4.00	423,382	4.00
$ 0.90 – $ 4.00	3,621,989	6.4	$ 1.97	2,158,413	$ 2.26

WARRANTS The Company has also issued warrants. The cost charged to operations for warrants granted for professional fees incurred during the years ended June 30, 2004, 2003 and 2002 was $126,000, $23,000 and $46,000, respectively. All warrants are immediately exercisable upon issuance.

The following table summarizes warrants outstanding at June 30, 2004, 2003 and 2002, and the changes during the years then ended:

	Warrants Outstanding	Weighted Avg. Exercise Price
Balance, July 1, 2001	**3,952,272**	**$ 1.87**
Canceled	(1,187,935)	1.05
Granted	1,750,435	1.12
Exercised	(600,000)	1.08
Balance, June 30, 2002	**3,914,772**	**1.90**
Canceled	(39,170)	2.00
Granted	62,500	1.70
Exercised	(587,935)	1.03
Balance, June 30, 2003	**3,350,167**	**2.05**
Canceled	(2,581,000)	2.20
Granted	187,500	1.70
Balance, June 30, 2004	**956,667**	**$ 1.46**

Warrants outstanding at June 30, 2004 are as follows:

	Options Outstanding			Options Exercisable	
Range of Exercise Prices	Number Outstanding	Weighted Avg. Remaining Contractual Life (In Years)	Weighted Avg. Exercise Price	Number Exercisable	Weighted Avg. Exercise Price
$ 1.05 – $ 1.20	75,000	2.1	$ 1.05	75,000	$ 1.05
1.21 – 1.60	525,000	2.4	1.30	525,000	1.30
1.61 – 2.00	356,667	4.8	1.79	356,667	1.79
$ 1.05 – $ 2.00	956,667	3.3	$ 1.46	956,667	$ 1.46

NOTE 7.

Major Customers

Product sales for the years ended June 30, 2004, 2003 and 2002, includes sales to major customers, each of which accounted for greater than 10% of the total product sales of the Company. Sales to these customers during the years ended June 30, 2004, 2003 and 2002, and accounts receivable from these customers at June 30, 2004, 2003 and 2002, are as follows:

	2004		2003		2002	
	Sales	Accounts Receivable	Sales	Accounts Receivable	Sales	Accounts Receivable
Company A	$ 5,544,000	$ 979,000	$ 7,385,000	$ 972,000	$ 7,096,000	$ 1,462,000
Company B	13,464,000	1,474,000	15,492,000	1,691,000	12,428,000	2,553,000
Company C	4,571,000	407,000	3,203,000	—	3,930,000	523,000
	$ 23,579,000	$ 2,860,000	$ 26,080,000	$ 2,663,000	$ 23,454,000	$ 4,538,000

NOTE 8.

Major Suppliers

The Company currently purchases a significant portion of raw materials from two suppliers. However, management believes that several other suppliers could provide similar materials on comparable terms without significantly impacting shipping or sales.

NOTE 9.

Operating Leases

The Company leases its Connecticut and California manufacturing and office facilities under operating leases. The lease on the Connecticut facility expires in June 2011 and the lease on the principal California facility expires in June 2008.

Future minimum lease payments under non-cancelable operating leases, with remaining terms of one year or more, are as follows at June 30, 2004:

	Amount
2005	$ 1,157,000
2006	726,000
2007	680,000
2008	690,000
2009	368,000
Thereafter	730,000
	$ 4,351,000

Rent expense for the years ended June 30, 2004, 2003 and 2002, was $1,357,000, $1,607,000 and $1,582,000, respectively. The leases require the Company to pay operating expenses. Rent expense is recognized on a straight-line basis over the minimum lease term.

NOTE 10.

Income Taxes

Deferred income taxes reflect the net effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. For financial reporting purposes, deferred tax assets were reduced by a valuation allowance of $7.6 million at June 30, 2002 based on management's opinion at that time regarding the estimated realizability of operating loss carryforwards and temporary differences due to the absence of sustained profitability of the Company. During the year ended June 30, 2003, the valuation allowance was eliminated based on management's assessment of the Company's operating performance and realizability of operating loss carryforwards and other temporary differences. During the year ended June 30, 2004, amended state income tax returns were filed for the years ended June 30, 2000 through 2003 to report research and development ("R&D") tax credits for those years. Based on the Company's recent history of profitability and its forecasts for future periods, management believes that it is more likely than not that operating loss carryforwards, tax credit carryforwards and other temporary differences will be realized. The effects of the carryforwards and temporary differences that give rise to deferred tax assets and liabilities at June 30, 2004 and 2003 are as follows:

	2004	2003
Deferred tax assets:		
Allowance for doubtful accounts	$ 143,000	$ 191,000
Inventory reserves	93,000	60,000
Capitalization of inventory costs	517,000	462,000
Vacation accruals	214,000	200,000
State R&D and other credit carryforwards	447,000	42,000
Net operating loss carryforwards	4,767,000	5,851,000
Other	8,000	—
Deferred tax assets	6,189,000	6,806,000
Deferred tax liabilities:		
Amortization of goodwill	39,000	—
Net deferred tax assets	$ 6,150,000	$ 6,806,000

The provision (benefit) for income taxes for the years ended June 30, 2004, 2003 and 2002 is as follows:

	2004	2003	2002
Current:			
Federal	$ 55,000	$ 14,000	$ —
State	128,000	36,000	152,000
	183,000	50,000	152,000
Deferred:			
Federal	1,011,000	(6,657,000)	—
State	(355,000)	(149,000)	—
	656,000	(6,806,000)	—
	$ 839,000	$ (6,756,000)	$152,000

A reconciliation of the income tax expense (benefit) computed by applying the Federal statutory income tax rate of 34% to the income before taxes to the provision (benefit) for income taxes as reported in the consolidated statements of income is as follows:

	2004		2003		2002	
Provision (benefit) for income taxes at statutory Federal rate	$ 1,094,000	34%	$ 705,000	34%	$ 1,338,000	34%
Increase (decrease) resulting from:						
State income tax, net of federal tax benefit	84,000	3%	86,000	4%	104,000	3%
State R&D tax credits	(350,000)	(11)%	—	—	—	—
Decrease in valuation allowance	—	—	(7,569,000)	(365)%	(1,373,000)	(35)%
Permanent items and other	11,000	0%	22,000	1%	83,000	2%
Provision (benefit) for income taxes	$ 839,000	26%	$ (6,756,000)	(326)%	$ 152,000	4%

At June 30, 2004, the Company has federal net operating loss carryforwards for income tax purposes, which expire as follows:

	Amount
2006	$ 569,000
2007	3,248,000
2008	1,959,000
2009	3,126,000
2010	2,498,000
2011	2,622,000
	$ 14,022,000

In addition, the Company has state tax credit carryforwards available to offset future taxable income of $392,000, which expire in various amounts from 2005 through 2023.

NOTE 11.

Bonus Plan

The Company has a bonus plan under which its employees may earn a bonus based on a combination of pre-tax profits and individual performance. The payment of bonuses is subject to annual approval by the Board of Directors. Expenses recognized under this plan were $596,000, $-0- and $763,000 for the years ended June 30, 2004, 2003 and 2002, respectively.

NOTE 12.

Operating Segments

The Company is engaged principally in one line of business, the development, manufacturing and marketing of products utilizing properties exhibited by shape memory alloys, which represents more than 95% of consolidated revenues.

NOTE 13.

SEVERANCE

During the second quarter of the year ended June 30, 2002, a severance agreement was entered into with one former employee who held a management position while employed at the Company. For the year ended June 30, 2002, $86,000 was charged to operations under this agreement, of which $79,000 was paid, leaving a remaining obligation of $7,000 at June 30, 2002. As of June 30, 2003, this liability has been paid in full. During the fourth quarter of the year ended June 30, 2002, severance agreements were entered into with two former employees, both of whom held management positions while employed at the Company. For the year ended June 30, 2002, $375,000 was charged to operations under these agreements, of which $22,000 was paid, leaving a remaining obligation of $353,000 at June 30, 2002. Total payments charged to this liability through June 30, 2003 are $325,000, leaving a remaining obligation at June 30, 2003 of $50,000. As of June 30, 2004, this liability has been paid in full.

NOTE 14.

Litigation

On August 22, 2001, a director and former officer of the Company filed two lawsuits against the Company relating to his termination during the year ended June 30, 2001. A settlement was reached on January 28, 2002, whereby the Company made a cash payment to the former officer in the amount of $25,000 and issued 75,000 non-plan stock options with an exercise price of $1.20 per share and a fair value of $8,000. The fair value of the options has been recorded as an operating expense and additional paid-in capital during the year ended June 30, 2002. In accordance with SFAS No. 123, "Accounting for Stock-based Compensation," the Company calculated the fair value of these options using the fair value option-pricing model.

NOTE 15.

Valuation and Qualifying Accounts

	Balance at Beginning of Year	Charged to Costs and Expenses	Deductions and Write-offs (A)	Balance at End of Year
Allowance for doubtful accounts:				
Year ended June 30, 2004	$ 148,000	$ (111,000)	$ 7,000	$ 30,000
Year ended June 30, 2003	$ 207,000	$ (44,000)	$ 15,000	$ 148,000
Year ended June 30, 2002	$ 173,000	$ 103,000	$ 69,000	$ 207,000

(A) Represents uncollectible accounts receivable written-off.

NOTE 16.

Note Receivable – Related Party

On August 29, 2000, the Company made a $200,000 loan to an executive officer, which was collateralized by his personal residence. The loan was part of the executive officer's overall compensation package and was to be forgiven, providing certain conditions were met, over a four-year period. During 2001, the executive officer was terminated and the note became current at that time. The terms of the note were subsequently amended such that the note, reduced to the amount of $110,000, was due on January 28, 2005, or at such time that the residence was sold, whichever occurred first. The note was repaid in full during the year ended June 30, 2004.

NOTE 17.

Subsequent Events

On July 12, 2004, the Company announced that it signed a letter of intent to acquire substantially all of the assets and selected liabilities of Putnam Plastics Corporation ("Putnam"). The transaction, which is subject to the signing of definitive agreements and customary closing conditions, is expected to close by October 31, 2004. Putnam, a privately held corporation, is one of the nation's leading specialty polymer extrusion companies serving the medical device and other high technology industries. Its primary products are complex multi-lumen, multi-layer extrusions used for guidewires, catheter shafts, delivery systems and various other interventional medical procedures. Putnam is a major supplier of co-extruded polyimide, multi-lumen, braided and extremely thin-wall, multi-layer tubing as well as sheathing for fiber-optic tubing. Putnam's products are known for their complex configurations, multiple material construction and innovative designs. Putnam also is well known for its ability to manufacture to tight tolerances.

On August 25, 2004, the Company announced that it will finance a $200,000 joint development program with and has made a $400,000 initial investment in the form of a 2% unsecured convertible loan, in Biomer Technology Ltd, a privately owned company specializing in the development and manufacture of state-of-the-art polymers and biocompatible coatings for stents and other medical devices. Based in Runcorn, England, Biomer Technology Ltd is a biomaterials company that has developed a range of high-performance polyurethanes, process technology, components and products for medical device manufacturing.

BOARD OF DIRECTORS

Edwin Snape
Chairman of the Board
Principal, New England Partners
Vice Chairman, Deltex Medical Holdings, Ltd.
Director, Callisto Pharmaceuticals, Inc.

Robert P. Belcher
Vice Chairman of the Board
Sr. Vice President-Finance and Administration
Chief Financial Officer, Treasurer and Corporate Secretary

Michel de Beaumont
Co-founder and Director
American Equities Overseas (UK) Ltd.
Director, Beijing Med-Pharm Corp.

James G. Binch
President and Chief Executive Officer

Kempton J. Coady, III
President, Sona Laser Centers

Jack H. Halperin, Esq.
Corporate and Securities Attorney
Director, I-Flow Corporation

W. Andrew Krusen
Chairman and Chief Executive Officer
Dominion Financial Group, Inc.

Andrew L. Lux, Sc.D.
Vice President Manufacturing Operations
Renal Division, Baxter Healthcare Corporation

Francois Marchal
Director, Didot-Bottin
Director, Aval Fund Management Guernsey

CORPORATE OFFICERS

James G. Binch
President and Chief Executive Officer, Director

Robert P. Belcher
Sr. Vice President-Finance and Administration, Chief Financial Officer, Treasurer and Corporate Secretary, Vice Chairman of the Board

Dean J. Tulumaris
Chief Operating Officer and Vice President

Marcy F. Macdonald, Esq.
Vice President Human Resources

Philippe P. Poncet
Vice President Business Development

Thomas P. Rainey
Vice President Sales and Marketing

Dr. Ming H. Wu
Vice President Office of Technology

STOCK TRANSFER AGENT AND REGISTRAR

American Stock Transfer & Trust Co.
40 Wall Street
New York, NY 10005
Tel 800-937-5449

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Deloitte & Touche LLP
333 Ludlow Street
Stamford, CT 06902

LEGAL COUNSEL

Finn Dixon & Herling LLP
One Landmark Square
Stamford, CT 06901

PRICE RANGE OF COMMON STOCK

The Company's Common Stock trades on the American Stock Exchange under the symbol MRY. On June 30, 2004, there were 3,959 holders of record of the Company's Common Stock.

The following table sets forth the quarterly high and low closing prices for the common stock over the past two years.

Year Ended June 30, 2004	High	Low
First Quarter	$1.49	$0.97
Second Quarter	$2.13	$1.30
Third Quarter	$2.06	$1.53
Fourth Quarter	$2.13	$1.56
Year Ended June 30, 2003	**High**	**Low**
First Quarter	$1.90	$1.22
Second Quarter	$2.00	$1.32
Third Quarter	$1.73	$0.92
Fourth Quarter	$1.27	$0.78

The Company has never paid a cash dividend on its Common Stock and the Company does not contemplate paying any cash dividends on its Common Stock in the near future.

Equal Employment Opportunity (EEO) Policy Statement

It is Memry Corporation's policy that all employment decisions be made on the basis of an individual's qualifications and abilities to perform a job without regard to race, color, sex, religion, age, national origin, disability, medical condition, pregnancy, marital status, sexual orientation, ancestry, political belief or activity, status as a veteran, genetic predisposition, or other protected characteristic as established by federal, state, or local law.

This policy of Equal Employment Opportunity applies to all policies and procedures relating to recruitment and hiring, compensation, benefits, promotion, selection for training, termination and all other terms and conditions of employment.

ANNUAL MEETING

The annual meeting of stockholders will be held on December 8, 2004, at 10:00 AM EST in Bethel, CT. A notice of the meeting, proxy and statement will be mailed on or about October 28, 2004, at which time proxies will be solicited by the Board of Directors.

SEC FORM 10-K

A copy of the Company's Annual Report on Form 10-K, excluding exhibits, as filed with the Securities and Exchange Commission, is available without charge upon written request, directed to:

Memry Corporation
Attn: Investor Relations Department
3 Berkshire Boulevard
Bethel, CT 06801

www. memry.com

INVESTOR RELATIONS FIRM

Hawk Associates Inc.
204 Ocean Drive
Tavernier, FL 33070
Tel 305-852-2383

Corporate Headquarters and Eastern Operations

3 Berkshire Boulevard
Bethel, CT 06801

Telephone 203.739.1100
Customer Service 866.GO.MEMRY
(866.466.3679)
Fax 203.798.6363

Western Operations

4065 Campbell Avenue
Menlo Park, CA 94025

Telephone 888.BUY.NITI
(888.289.6484)
Telephone 650.463.3400
Fax 650.463.3456

www.memry.com

MEMRY